## Contact

www.linkedin.com/in/marten-steen-a3439a11 (LinkedIn)
www.healthcap.se (Company)

## Top Skills

Pharmaceutical Industry
Life Sciences
Biotechnology

# Marten Steen

Managing Partner, HealthCap
Stockholm County, Sweden

## Summary

Currently Partner of HealthCap. Previously worked with Business Development at Merck Serono and Research & Development at Novo Nordisk A/S.

Specialties:
Precision Medicine,
Rare diseases and Orphan Drugs,
Oncology,
Hematology,
Genetic Medicine,
Neurodegenerative and Inflammatory Diseases,
Corporate Strategy,
Business Development,
M&A and
Venture Capital.

## Experience

### Kivu Bioscience
Member of the Management Board
June 2024 - Present (2 years 1 month)

### Hemab Therapeutics
Board Member
2021 - Present (5 years)
Copenhagen, Capital Region, Denmark

### Mahzi Therapeutics
Board Member
December 2020 - Present (5 years 7 months)

### Priothera
Board Member
October 2020 - Present (5 years 9 months)

Dublin City, County Dublin, Ireland

### HealthCap
Managing Partner
April 2010 - Present (16 years 3 months)

### Vivet Therapeutics
Board Member
May 2018 - Present (8 years 2 months)
Paris Area, France

### Precirix
Board Member
November 2018 - Present (7 years 8 months)
Brussels Area, Belgium

### Aro Biotherapeutics
Board Member
2021 - June 2024 (3 years)
Philadelphia, Pennsylvania, United States

### Adcendo
Board Member
2021 - 2022 (1 year)
Copenhagen, Capital Region, Denmark

### Strongbridge Biopharma plc
Board Member
October 2014 - October 2021 (7 years 1 month)
County Dublin, Ireland

Acquired by Xeris

### Rainier Therapeutics (Previously BioClin Tx)
Board Member
April 2014 - January 2020 (5 years 10 months)
San Francisco Bay Area

Acquired by Fusion Pharmaceuticals

### Wilson Therapeutics
Board Member
June 2012 - May 2017 (5 years)

Stockholm, Sweden

Acquired by Alexion

### Altimmune, Inc.
Board Member
February 2015 - May 2016 (1 year 4 months)
Gaithersburg, MD, US

### Ultragenyx Pharmaceutical Inc.
Board Member
June 2011 - July 2014 (3 years 2 months)
San Francisco Bay Area

### FerroKin BioSciences
Board Member
May 2010 - March 2012 (1 year 11 months)
San Francisco Bay Area

Acquired by Shire

### Merck Serono
Director Licensing
January 2008 - March 2010 (2 years 3 months)

### HealthCap
Medical Associate
April 2005 - January 2008 (2 years 10 months)

### Lund University/Novo Nordisk
Researcher
January 1999 - January 2005 (6 years 1 month)

PhD/ post-doc

## Education

### Lund University
Doctor of Medicine - MD · (1996 - 2005)

### Lund University
Doctor of Philosophy - PhD, Medicine · (1999 - 2003)

Lund University School of Economics and Management

Bachelor of Business Administration - BBA · (2002 - 2005)